UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Electra Battery Materials Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

28474P201
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28474P201
1	NAMES OF REPORTING PERSONS
Whitebox Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,607,179 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,607,179 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,607,179 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 28474P201
1	NAMES OF REPORTING PERSONS
Whitebox General Partner LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,607,179 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,607,179 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,607,179 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 28474P201
Item 1.	(a).	Name of Issuer:
Electra Battery Materials Corporation (the “Issuer”)
	(b).	Address of issuer’s principal executive offices:
401 Bay Street, 6th Floor, Toronto, Ontario, M5H 2Y4

Item 2.	(a).	Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company (“WGP”).
	(b).	Address or principal business office or, if none, residence:
The address of the business office of WA and WGP is: 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416
	(c).	Citizenship:
WA and WGP are organized under the laws of the State of Delaware.
	(d).	Title of class of securities:
Common Shares
	(e).	CUSIP No.:
28474P201

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 28474P201
Item 4.	Ownership.
	(a)	Amount beneficially owned:

Each of WA and WGP is deemed to be the beneficial owner of 3,607,179 shares of Common Stock, as a result of WA’s clients’ ownership of $18,472.60 principal amount and accrued interest of 6.95% Convertible Senior Secured Notes due 2026 with the conversion rate of approximately 225.4578 shares of Common Stock per $1 principal amount (“Notes”), which are convertible into 4,164,791 shares of Common Stock, subject to the Blocker (as defined herein). The Notes are subject to a blocker which prevents the holder from converting the Notes to the extent that, upon such conversion, the holder would beneficially own in excess of 9.9% of the Common Stock outstanding as a result of the conversion (the “Blocker”).

	(b)	Percent of class:
Each of WA and WGP is deemed to beneficially own 9.9% of the Common Stock.

Percent of class is calculated based on 32,828,973 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Prospectus Supplement filed on November 15, 2022, plus the 3,607,179 shares of Common Stock that WA and WGP have the right to acquire upon conversion of Notes, subject to the Blocker, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

(c)	Number of shares as to which the person has: WA and WGP:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	3,607,179
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	3,607,179

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

CUSIP No. 28474P201
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
(Date)
WHITEBOX ADVISORS LLC

/s/ Jaime McPhee
(Signature)
Jaime McPhee Deputy Chief Compliance Officer & Legal Counsel
(Name/Title)
February 14, 2023
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Jaime McPhee
(Signature)
Jaime McPhee Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 28474P201
Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for the Common Stock of Electra Battery Materials Corporation.

February 14, 2023
(Date)

WHITEBOX ADVISORS LLC

/s/ Jaime McPhee
(Signature)
Jaime McPhee Deputy Chief Compliance Officer & Legal Counsel
(Name/Title)
February 14, 2023
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Jaime McPhee
(Signature)
Jaime McPhee Authorized Signatory
(Name/Title)